EXHIBIT 99.1

Equinor to commence second tranche of the 2022 share buy-back programme

Equinor (OSE: EQNR, NYSE: EQNR) will commence on 16 May 2022 the second tranche of the share buy-back programme for 2022 of around USD 1.33 billion, as announced in relation with the first quarter results on 4 May 2022.

Execution of share buy-back from May 2022 and until April 2023 is subject to renewal of such authorisation to the Board of Directors from the annual general meeting 11 May 2022.

The second tranche of the share buy-back programme for 2022 is around USD 1.33 billion, including shares to be redeemed from the Norwegian State, and will end no later than 26 July 2022.

The annual share buy-back programme of USD 1.2 billion, introduced in June 2021, is expected to be executed when Brent Blend oil price is in or above the range of 50-60 USD/bbl, Equinor’s net debt ratio(1) stays within the communicated ambition of 15-30% and this is supported by commodity prices. Share buy-back can also be used more extensively to optimise capital structure.

The purpose of the share buy-back programme is to reduce the issued share capital of the company. All shares repurchased as part of the programme will be cancelled.

According to an agreement between Equinor and the Norwegian State, the Norwegian State will participate in share buy-backs on a proportionate basis, ensuring that its ownership interest in Equinor remains unchanged at 67%.

The share buy-back programme for 2022 will be structured into tranches where Equinor will buy back a certain value in USD of shares over a defined period. For the second tranche for 2022, running from 16 May 2022 until no later than 26 July 2022, Equinor is entering into a non-discretionary agreement with a third party who will make its trading decisions independently of the company.

In this second tranche, shares for up to around USD 440 million will be purchased in the market, implying a total second tranche of around USD 1.33 billion including redemption of shares from the Norwegian State.

The execution of further tranches of the share buy-back programme for 2022 will be notified to the market.

Further information about the share buy-back programme and the second tranche:

The second tranche of the share buy-back programme for 2022 is subject to renewal of the authorisation granted to the Board of Directors at the annual general meeting 11 May 2022 and this authorisation being registered in the Norwegian register for business enterprises. According to proposed authorisation to the annual general meeting on 11 May 2022, the maximum number of shares to be purchased in the market is 75 000 000, the minimum price that can be paid for shares is NOK 50, and the maximum price is NOK 1 000. The authorisation proposed will be valid until the earliest of 30 June 2023 and the annual general meeting in 2023.

As further described in the notice to the annual general meeting in 2022, Equinor has an agreement with the Norwegian State whereby the State will vote for the cancellation of shares purchased pursuant to the authorisation, and the redemption of a proportionate number of its shares in order to maintain its ownership share in the company. The price to be paid to the State for redemption of shares shall be the volume-weighted average of the price paid by Equinor for shares purchased in the market plus an interest rate compensation, adjusted for any dividends paid, in the period up until final settlement with the State.

In the second tranche in 2022, shares will be purchased on the Oslo Stock Exchange. Transactions will be conducted in accordance with applicable safe harbour conditions, and as further set out i.a. in the Norwegian Securities Trading Act of 2007, EU Commission Regulation (EC) No 2016/1052 and the Oslo Stock Exchange's Guidelines for buy-back programmes and price stabilisation February 2021.

The Board of Directors will propose to the annual general meeting in 2023 to cancel purchased shares in this second tranche and redeem the proportionate number of State shares. Any shares purchased in subsequent tranches will follow a similar process with cancellation and redemption at the following annual general meeting.

This is information that Equinor is obliged to make public pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.

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(1) Non GAAP measure. Comparison numbers and reconciliation to IFRS are presented in the table Calculation of capital employed and net debt to capital employed ratio as shown under the Supplementary section in the financial statements.

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Further information from:

Investor relations
Peter Hutton, senior vice president Investor Relations,
+44 7881 918 792 (mobile)

Media
Sissel Rinde, vice president Media Relations,
+47 412 60 584 (mobile)